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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
(Registrant)
Date MARCH 5, 2003	By:	"(Signed)" J.C. STEFAN SPICER

(Signature)*
*Print the name and title under the signature of the signing officer		J.C. Stefan Spicer, President & CEO

Portfolio at January 31, 2003

Corporate Information

Investor Inquiries	Head Office

P.O. Box 7319 55 Broad Leaf Crescent Ancaster, Ontario Canada L9G 3N6	Hallmark Estates 805, 1323-15th Avenue S.W. Calgary, Alberta Canada T3C 0X8
Telephone:905/648-7878 Fax:905/648-4196	Telephone:403/228-5861 Fax:403/228-2222
Website: www.centralfund.com

Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol

AMEX:
Class A shares	CEF	CFCda
TSE:
Class A shares	CEF.A	CFund A

Net Asset Value Information

The net asset value per Class A share is available twice daily by calling Central.
The Thursday net asset value is published in financial newspapers in the United States and Canada.
In Canada it is also published daily in the Globe and Mail Report on Business Fund Asset Values table.

1st QUARTER	INTERIM REPORT TO SHAREHOLDERS for the three months ended January 31, 2003

1st QUARTER REPORT

                  Central Fund is currently 97.7% invested in gold and silver bullion. At January 31, 2003 Central Fund's gold holdings were 258,056 fine oz. of physical bullion and 3,389 fine oz. of gold bullion certificates. Silver holdings were 12,900,865 oz. of physical bullion and 165,516 oz. of silver bullion certificates. The physical bullion is insured and held in safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:

                                                                                                                                                   J.C. Stefan Spicer, President

FINANCIAL REVIEW

Results of Operations — Change in Net Assets

                  Net assets increased by approximately $31,023,000 during the three months ended January 31, 2003. Of that amount, $14,377,300 was the result of the issuance of 3,500,000 Class A shares through a private placement on January 30, 2003. These shares were issued at a premium to net asset value such that there was no dilution of existing Class A shareholders' interests. Details of this private placement are provided in Note 3 to the accompanying financial statements. The balance of this increase in net assets was the result of higher prices of gold and silver at January 31, 2003 compared to October 31, 2002 as described below.

The $0.46 or 12.4% increase in net assets per Class A share expressed in U.S. dollar terms during the past three months was due primarily to the 16.0% increase in the price of gold and the 8.9% increase in the price of silver during the period. Net assets per Class A share as expressed in Canadian dollar terms increased at a lower rate by $0.59, or 10.2% as the increase described above was partially offset by the 2.0% decrease in the U.S. dollar relative to the Canadian dollar. The components of the change in net asset value per Class A share in U.S. and Canadian dollars are summarized in the adjacent table.
Net Asset Value per Class A Share

	U.S.$ Terms	Cdn. $ Terms
October 31, 2002	$3.70	$5.77
Changes due to:
Gold price	.34	.53
Silver price	.13	.20
Stronger Cdn. $	N/A	(.13)
Other	(.01)	(.01)

Total changes	.46	.59

January 31, 2003	$4.16	$6.36

                  Subsequent to January 31, 2003, the Company issued 5,448,800 Class A shares for net proceeds of approximately $22,776,000 through a private placement. These shares were issued at a premium to net asset value such that there was no dilution of existing Class A shareholders' interests. Details of this private placement are provided in Note 6 to the accompanying financial statements.

Results of Operations — Net Loss

                  The net loss for the three months ended January 31, 2003 was higher than that of the same period in 2002. Since January 31, 2002, net assets have increased by approximately $96,800,000 or 145%. The Company has used the bulk of the proceeds of several Class A share issues over the past twelve months to purchase gold and silver bullion, primarily in bar form. Certain expenses, such as administration fees that are scaled, and together with income taxes, vary in proportion to net asset levels, or, in the case of stock exchange fees (included in shareholder information), with issuances of Class A shares. Safekeeping fees and bullion insurance costs increased as a result of the purchases of physical gold and silver bullion discussed above. Finally, professional fees increased as a result of legal and audit work required to adopt guidelines for complying with new corporate governance rules and regulations.

                  Despite an increase in overall expense levels, the operating expenses (before income taxes) as a percentage of average net assets declined significantly, being 0.17% for the three months ended January 31, 2003 compared to 0.24% for the same three-month period in 2002.

Liquidity and Capital Resources

                  Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions of Class A shares (if any).

                  For the three months ended January 31, 2003, Central Fund's cash reserves increased by $231,842 as amounts used to pay operating expenses, taxes and the Class A share dividend were more that offset by amounts retained in interest-bearing cash deposits for working capital purposes from the private placement in January 2003. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Statements of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	January 31 2003	October 31 2002

Net Assets:
Gold bullion at market, average cost $97,808,444 (2002: $89,697,793) (note 2)	$96,080,928	75,716,165
Silver bullion at market, average cost $94,534,426 (2002: $89,046,426) (note 2)	63,665,943	53,460,056
Marketable securities at market, average cost $89,430	49,781	41,486
Interest-bearing cash deposits	4,130,291	3,898,449
Prepaid insurance, interest receivable and other	21,360	33,557

	163,948,303	133,149,713
Accrued liabilities	(477,442)	(344,138)
Dividends payable	—	(357,975)

Net assets representing shareholders equity	$163,470,861	132,447,600

Represented by:
Capital Stock (note 3):
39,297,520 (2002: 35,797,520) Class A shares issued	$167,726,355	153,349,055
40,000 Common shares issued	19,458	19,458

	167,745,813	153,368,513
Contributed surplus (note 4)	28,360,696	28,695,029
Unrealized depreciation of investments	(32,635,648)	(49,615,942)

	$163,470,861	132,447,600

Net Asset Value Per Share (expressed in U.S. dollars):
Class A shares	$4.16	3.70
Common shares	$1.16	0.70

Net Asset Value Per Share (expressed in Canadian dollars):
Class A shares	$6.36	5.77
Common shares	$1.77	1.09

Exchange rate: U.S. $1.00 = Cdn.	$1.5290	1.5603

Notes:

1.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2002 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.
Details of gold and silver bullion holdings at January 31, 2003, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	258,056	1000 oz bars	12,900,865
Certificates	3,389	Certificates	165,516

Total fine ounces	261,445	Total ounces	13,066,381

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2002	U.S. $316.90	U.S. $4.4750
January 31, 2003	U.S. $367.50	U.S. $4.8725

3.
On January 30, 2003, the Company, through a private placement, issued 3,500,000 Class A shares for proceeds of $14,683,200 net of underwriting fees of $611,800. Costs relating to this private placement were approximately $305,900 and net proceeds were approximately $14,377,300.

  The Company used the net proceeds from this private placement to purchase 22,517 fine ounces of gold at a cost of $8,110,651 and 1,120,000 ounces of silver at a cost of $5,488,000, both in physical bar form. The balance of the net proceeds, approximately $778,649, was retained by the Company in interest bearing cash deposits for working capital purposes.

4.
In 1985 the shareholders authorized the use of contributed surplus to eliminate any deficit that may arise from losses and on the payment of the Class A shares' stated dividend. Accordingly, $334,333 (2002, $184,443) has been transferred from contributed surplus on January 31, 2003 and 2002 representing the net loss for the three months then ended. This change does not affect the net asset value of the Company.

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Three months ended January 31
	2003	2002

Net assets at beginning of period	$132,447,600	66,351,795

Add (deduct):
Unrealized appreciation of investments during the period	16,980,294	470,702
Net loss	(334,333)	(184,443)
Net issuance of Class A shares	14,377,300	—

Increase in net assets during the period	31,023,261	286,259

Net assets at end of period	$163,470,861	66,638,054

Statements of Loss
(expressed in U.S. dollars, unaudited)(note 1)

	Three months ended January 31
	2003	2002

Income:
Interest	$9,681	4,909
Dividends	55	116

	9,736	5,025

Expenses:
Administration fees	147,395	83,346
Safekeeping, insurance and bank charges	32,004	22,165
Shareholders' information	30,946	21,819
Professional fees	17,994	7,016
Directors' fees and expenses	13,536	14,574
Registrar and transfer agents' fees	6,759	6,348
Miscellaneous	340	338
Foreign currency exchange loss	6,827	750

	255,801	156,356

Loss from operations before income taxes	(246,065)	(151,331)
Income taxes	(88,268)	(33,112)

Net loss (note 5)	$(334,333)	(184,443)

Net loss per share:
Class A shares	$(.01)	$(.01)
Common shares	(.01)	(.01)

Notes:

5.
Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders' equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statements of loss. Net income for the three months ending January 31, 2003 would be $16,645,961; (2002, $286,259) under United States principles. The net assets of the Company are identical under both Canadian and United States generally accepted accounting principles.

6.
Subsequent Event:

  On February 14, 2003 the Company, through a private placement, issued 5,448,800 Class A shares for proceeds of $23,425,345 net of underwriting fees of $1,039,767. Costs relating to this private placement were approximately $649,345 and net proceeds were approximately $22,776,000.

  The Company used the net proceeds from this private placement to purchase 35,600 fine ounces of gold (34,000 ounces in physical bar form and 1,600 ounces in certificate form) at a cost of $13,355,920 and 1,780,000 ounces of silver (1,700,000 ounces in physical bar form and 80,000 ounces in certificate form) at a cost of $8,533,800. The balance of the net proceeds, approximately $886,135, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

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